SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No.       )*


Beeper Plus, Inc.
-------------------
Name of Issuer


Common Shares
-------------------------
Title Class of Securities


077124105
-------------
CUSIP Number


Basil B. Newton 3900 Paradise Rd Ste 201, Las Vegas, NV 89109 (702)737-5560
---------------------------------------------------------------------------
(Person Authorized to Receive Notices and Communications)


March 13, 1998
-------------------------------------------------------
(Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13d, and is filing this because of SS240.13d-1(e),240.13d-1(g), check the following box [ ]

                            Beeper Plus, Inc.
                              SCHEDULE 13D
                             March 13, 1998


Item 1. Security and Issuer.
----------------------------
   Common Stock of
   Beeper Plus, Inc.
   3900 Paradise Road, Suite 201
   Las Vegas, NV 89109

Item 2. Identity and Background.
--------------------------------
   a)  May C. Newton.
   b)  3900 Paradise Road, Suite 201
       Las Vegas, NV 89109
   c)  Corporate Secretary and Director of the Issurer.
   d)  No criminal convictions.
   e)  No civil proceedings.
   f)  U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
   N/A

Item 4. Purpose of Transaction.
-------------------------------
   (a)  The disposition of securities of the issuer;
   (b)  A reorganization;
   (c)  N/A
   (d) A change in the present board of directors or managementof the issuer, including any plans or proposals to change the number or term of dir-ectors or to fill any existing vacancies on the board.
   (e)  N/A
   (f)  A material change in the issuer's business or corporate structure.
   (g)  N/A
   (h)  N/A
   (i)  N/A
   (j)  N/A

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
   (a) 631,413 shares of Common Stock which is 14.7% of total issued and outstanding.
   (b)  Sole power to vote or to direct 631,413 shares, only.

   (c)  1)  May C. Newton
        2)  March 13, 1998
        3)  631,413 shares of Common Stock
        4)  $.25 per share
        5) Las Vegas, NV through a Stock Purchase and Sale Agreement, incorp-orated by reference as Exhibit A

   (d)  N/A
   (e)  March 13, 1998

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
----------------------------------------------------------------
   May C. Newton by way of a Stock Purchase and Sale Agreement sold 631,413 shares of the Issurer's Common Stock to Maven Enterprises, Inc. a Nevada Corporation.

Item 7. Material to be filed as exhibits.
-----------------------------------------
   Stock Purchase and Sale Agreement.

STOCK PURCHASE AND SALE AGREEMENT
---------------------------------

This stock purchase agreement by and between Basil B. Newton, May C. Newton, and representing certain other family members, (hereinafter "Newton") Sellers, and Maven Enterprises, Inc., (hereinafter "Maven") Purchaser shall be as follows:

Whereas for and in consideration of Three Hundred Thousand Dollars ($300,000), the receipt of which is hereby acknowledged, together with Five Thousand (5,000) shares of the 7% Cumulative Voting Preferred Stock of Maven Enter-prises, Inc., as set forth in that certain Private Placement Memorandum dated March 2, 1998, Newton hereby transfers the full and non-assessable ownership of 1,604,513 shares of Beeper Plus, Inc., common capital stock to Maven.

Both Parties hereto agree to execute all documents to effect the transfer and to execute and cause to be filed all necessary disclusures required by the United States Securities and Exchange Commission.

Agreed to and Executed this 13th day of March, 1998.



SELLERS:


Basil B. Newton
-------------------------
Basil B. Newton


May C. Newton
-------------------------
May C. Newton



PURCHASERS:


MAVEN ENTERPRISES, INC.


Frank DeRenzo
-------------------------
Frank DeRenzo, President

                            Beeper Plus, Inc.
                             SCHEDULE 13D
                            March 13, 1998


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                03/26/98
                                                ----------------------------
                                                (Date)


                                                MAY C NEWTON
                                                ----------------------------
                                                (Signature)



                                                May C. Newton-Secretary/
                                                Treasurer-CFO/Director
                                                ---------------------------
                                                (Name and Title)